

10015639

SUPPL

MICRO FOCUS

April 28, 2010


SEC MAIL
RECEIVED
PROCESSING
APR 29 2010
WASH, D.C.
193
SECTION

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. These items are listed in the Amended Exhibit B of the Micro Focus 12g3-2(b) Application as items not included on the Micro Focus website, but that were filed with Micro Focus's home country regulators. Included in this package is:

1. Form SHO1 dated April 22, 2010 – "Return of Allotment of Shares"
2. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
3. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
4. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
5. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
6. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
7. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
8. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
9. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
10. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
11. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
12. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
13. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
14. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
15. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"
16. Form SHO1 dated April 26, 2010 – "Return of Allotment of Shares"

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Courtney L. Wood
North American Senior Corporate Counsel
Micro Focus

dlw 5/3



Companies House
— for the record —

SH01 (ef)

Return of Allotment of Shares



XL6LDJDI

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **22/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **22/01/2010**	*To* **22/01/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.44**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204796390**
Currency		*Aggregate nominal value*	**20479639**
	GBP	*Amount paid*	**.4244**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204796390**
		Total aggregate nominal value	**20479639**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN24QJHG

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	17/03/2010	**17/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.44**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204992082**
Currency		*Aggregate nominal value*	**20499208**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204992082**
		Total aggregate nominal value	**20499208**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN1OAJHJ

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **05/03/2010**	*To* **05/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.44**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204976262**
Currency		*Aggregate nominal value*	**20497626**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204976262**
		Total aggregate nominal value	**20497626**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN1FVJHV

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	02/03/2010	**02/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.44**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204963019**
Currency		*Aggregate nominal value*	**20496301**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204963019**
		Total aggregate nominal value	**20496301**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
— for the record —

SH01 (ef)

Return of Allotment of Shares



XMZR3JHC

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **11/02/2010**	*To* **11/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**20000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.98**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204830251**
Currency		*Aggregate nominal value*	**20483025**
	GBP	*Amount paid*	**.4436**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204830251**
		Total aggregate nominal value	**20483025**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN1SIJHV

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	16/03/2010	**16/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1050**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.06**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204977312**
Currency		*Aggregate nominal value*	**20497731**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204977312**
		Total aggregate nominal value	**20497731**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN0TCJHP

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	17/02/2010	**17/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**125000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.1**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204957876**
Currency		*Aggregate nominal value*	**20495787**
	GBP	*Amount paid*	**.4433**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204957876**
		Total aggregate nominal value	**20495787**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN1DGJHE

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	25/02/2010	**25/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**2550**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.07**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204962019**
Currency		*Aggregate nominal value*	**20496201**
	GBP	*Amount paid*	**.4433**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204962019**
		Total aggregate nominal value	**20496201**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
— for the record —

SH01 (ef)

Return of Allotment of Shares



XMZUPJH1

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	11/02/2010	**11/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**1.44**
		Amount unpaid	**0.0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204830251**
Currency		*Aggregate nominal value*	**20483025**
	GBP	*Amount paid*	**.4436**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204830251**
		Total aggregate nominal value	**20483025**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XN2GUJHW

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **17/03/2010**	*To* **17/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**8904**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.84**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204992082**
Currency		*Aggregate nominal value*	**20499208**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204992082**
		Total aggregate nominal value	**20499208**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN27PJHI

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	17/03/2010	**17/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**3072**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**2.515**
		Amount unpaid	**0.0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204992082**
Currency		*Aggregate nominal value*	**20499208**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	GBP	Total number of shares	204992082
		Total aggregate nominal value	20499208

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
— for the record —

SH01 (ef)

Return of Allotment of Shares



XN1MXJH4

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	03/03/2010	**03/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**3339**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.84**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204966358**
Currency		*Aggregate nominal value*	**20496635**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204966358**
		Total aggregate nominal value	**20496635**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN18WJHP

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	17/02/2010	**17/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**2625**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**0.07**
		Amount unpaid	**0.0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204957876**
Currency		*Aggregate nominal value*	**20495787**
	GBP	*Amount paid*	**.4433**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204957876**
		Total aggregate nominal value	**20495787**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House

— for the record —

SH01 (ef)

Return of Allotment of Shares



XN28ZJHT

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **17/03/2010**	*To* **17/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1794**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**0.84**
		Amount unpaid	**0.0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204992082**
Currency		*Aggregate nominal value*	**20499208**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204992082**
		Total aggregate nominal value	**20499208**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.


Companies House
for the record

SH01 (ef)

Return of Allotment of Shares


XN2FVJHW

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From* **24/03/2010**	*To* **24/03/2010**

Class of shares	**ORDINARY**	*Number allotted*	**1575**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.0599**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	**ORDINARY**	*Number allotted*	**204993657**
Currency		*Aggregate nominal value*	**20499365**
	GBP	*Amount paid*	**.4524**
		Amount unpaid	**0**

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Statement of Capital (Totals)

Currency	**GBP**	*Total number of shares*	**204993657**
		Total aggregate nominal value	**20499365**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.



Companies House
— for the record —

SH01 (ef)

Return of Allotment of Shares



XN0TCJHP

Company Name: **MICRO FOCUS INTERNATIONAL PLC**

Company Number: **05134647**

Received for filing in Electronic Format on the: **26/04/2010**

Shares Allotted (including bonus shares)

Date or period during which shares are allocated	*From*	*To*
	17/02/2010	**17/02/2010**

Class of shares	**ORDINARY**	*Number allotted*	**125000**
		Nominal value of each share	**.1**
Currency	**GBP**	*Amount paid*	**.1**
		Amount unpaid	**0**

No shares allotted other than for cash

Class of shares	ORDINARY	*Number allotted*	204957876
Currency		*Aggregate nominal value*	20495787
	GBP	*Amount paid*	.4433
		Amount unpaid	0

Prescribed particulars

VOTING: AT A GENERAL MEETING ON A SHOW OF HANDS, EVERY MEMBER WHO IS PRESENT AND EVERY PROXY PRESENT WHO HAS BEEN DULY APPOINTED BY A MEMBER ENTITLED TO VOTE ON THE RESOLUTION SHALL HAVE ONE VOTE. AT A GENERAL MEETING ON A POLL, EVERY MEMBER WHO IS PRESENT IN PERSON OR BY PROXY SHALL HAVE ONE VOTE FOR EVERY ORDINARY SHARE HELD. SUCH MEMBER IS NOT ENTITLED TO VOTE AT A GENERAL MEETING ON A SHOW OF HANDS OR ON A POLL UNLESS: A) A CALL MADE BY THE COMPANY ON SUCH SHARES OR SOME OTHER SUM PRESENTLY PAYABLE BY HIM TO THE COMPANY REMAINS UNPAID; AND/OR B) THE COMPANY HAS SUPPLIED A NOTICE FOR INFORMATION TO SUCH MEMBER OR ANY OTHER PERSON INTERESTED IN SUCH SHARES AND SUCH MEMBER HAS FAILED TO SUPPLY THE REQUIRED INFORMATION FOR A PERIOD OF 14 DAYS. DISTRIBUTIONS OF DIVIDENDS: ALL DIVIDENDS (FIXED OR INTERIM) ARE TO BE APPORTIONED AND PAID ACCORDING TO THE AMOUNTS PAID OR CREDITED AS PAID ON THE ORDINARY SHARES DURING ANY PORTION OF THE PERIOD IN RESPECT OF WHICH THE DIVIDEND IS PAID. IF RECOMMENDED BY THE DIRECTORS AND APPROVED BY ORDINARY RESOLUTION, THE COMPANY MAY DIRECT PAYMENT OF A DIVIDEND IN WHOLE OR IN PART BY THE DISTRIBUTION OF SPECIFIC ASSETS (SUCH AS PAID-UP SHARES OR DEBENTURES IN THE COMPANY). DISTRIBUTION OF CAPITAL (INCLUDING ON A WINDING UP): ON A WINDING UP OR OTHER RETURN OF CAPITAL, THE HOLDERS OF ORDINARY SHARES ARE ENTITLED TO SHARE IN ANY SURPLUS ASSETS PRO RATA TO THE AMOUNT PAID UP ON THEIR ORDINARY SHARES. IN ADDITION ON A WINDING UP, THE LIQUIDATOR OF THE COMPANY MAY, ON THE AUTHORITY OF AN ORDINARY RESOLUTION, VEST THE WHOLE OR ANY PART OF THE SURPLUS ASSETS IN TRUSTEES UPON SUCH TRUSTS FOR THE BENEFIT OF THE MEMBERS AS THE LIQUIDATOR SHALL THINK FIT. REDEMPTION: THERE ARE NO REDEEMABLE SHARES IN ISSUE.

Currency	**GBP**	*Total number of shares*	**204957876**
		Total aggregate nominal value	**20495787**

Authorisation

Authenticated

This form was authorised by one of the following:

Director, Secretary, Person Authorised, Administrator, Administrative Receiver, Receiver, Receiver Manager, CIC Manager.